UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

Category: EVENTORE (Relevant Event)

Quote Key: PEMEX

Date: March 31, 2010

Company name: PETRÓLEOS MEXICANOS

Location: Mexico, D.F.

Subject: Retransmission of quarterly report for the fourth quarter of 2009 with preliminary figures

Relevant Events

Petróleos Mexicanos retransmits its report corresponding to the fourth quarter of 2009 with preliminary figures (herein referred to as the “Report”) to the Bolsa Mexicana de Valores (Mexican Stock Exchange) due to the following:

Petróleos Mexicanos made an adjustment to the preliminary figures of the Report which consisted of eliminating the unrealized profits derived from interorganizational and intercompany operations.  This is in accordance with the Norma de Información Financiera B-8 “Estados Financieros Consolidados o Combinados” (Financial Information Regulation B-8 “Consolidated or Combined Financial Statements.”

This adjustment increased the realized net loss by Ps. 48,522 million.

It is important to note that this adjustment was detected and reported by the administration of PEMEX to its independent auditor, KPMG Cárdenas Dosal, S.C., as part of its auditing work which it is carrying out for purposes of the release of the consolidated financial statements of PEMEX as of 2009 under the Normas de Información Financiera (Financial Information Regulations).

Except for the mentioned adjustment, no other modification was made to the Report, and no actions are reflected in the Report that occurred after the dates indicated therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Name: Arturo Delpech del Ángel
Title: Associate Managing Director of Finance

Date: March 31, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.